UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Promissory Note Financing

SMX (Security Matters) Public Limited Company (the “Company”) consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of March 28, 2025 and issued and sold to an institutional investor (the “Investor”) a promissory note (the “Note”), for gross proceeds to the Company of US$257,000.00 before deducting fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the sale of the Note for general working capital purposes.

The Note is in the principal amount of $295,550.00 (the “Principal Amount”), which includes an original issue discount of US$38,550.00. A one-time interest charge of 12%, or $30,840.00 was applied to the principal. The maturity date of the Note is March 30, 2026.

The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in seven payments as follows: (1) on September 30, 2025, US$163,195.00; (2) on October 30, 2025, US$27,199.17; (3) on November 30, 2025, US$27,199.17; (4) on December 30, 2025, US$27,199.17; (5) on January 30, 2026, US$27,199.17; (6) on February 28, 2026, US$27,199.17; and (7) on March 30, 2026, US$27.199.15.

From the Issue Date through 90 days following the Issue Date, the Company may prepay the Note in full at a 4% discount. For the next 90 days, the Company may prepay the Note in full at a 3% discount. From the 151st day following the Issue Date and ending the 270th day following the Issue Date, the Company may prepay the Note in full at a 2% discount.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the Note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the Note may be converted into ordinary shares of the Company (“Ordinary Shares”) at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The Investor shall be entitled to deduct US$1,500 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Note was issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares of the Company underlying such security, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Note and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Purchase Agreement and the Note, and is qualified in its entirety by reference to the full text of such documents, which are incorporated herein as Exhibits 10.1 and 10.2, respectively.

Extraordinary General Meeting of Shareholders

An Extraordinary General Meeting of Shareholders (the “Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), will be held on May 2, 2025, at 10:00 a.m. (Eastern time) and 3:00 p.m. (Irish time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company will distribute a Notice and Proxy Statement and a proxy card to all shareholders of record as of the close of business on April 2, 2025. In connection with the Meeting, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Meeting, which describes the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and
(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Report on Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.2.

Agreement and Release

On April 2, 2025, the Company entered into an Agreement and Release (the “Agreement”) with Generating Alpha Ltd. (“Alpha”), with respect to certain potential disputes the Company had with Alpha regarding loans Alpha made to the Company in 2024.

Pursuant to the Agreement, the outstanding amounts owed under the convertible promissory note the Company entered into with Alpha dated April 11, 2024, was adjusted to equal US$1,921,211.14, which amount was then automatically deemed converted into 408,551 ordinary shares of the Company at a conversion price per share of $4.70250014886352. The Company agreed to defer the issuance of an aggregate of 265,215 of such shares pursuant to the terms of the Agreement.

As a result of the Agreement and the transactions contemplated in the Agreement, all indebtedness as between the Company and Alpha has been deemed repaid in full and none of such loans are in any way in further force or effect.

The Agreement provides that each party fully releases the other for any and all claims against the other, other than with respect to claims to enforce the Agreement and as otherwise provided in the Agreement.

The foregoing is a brief description of the Agreement, and is qualified in its entirety by reference to the full text of the Agreement, which is incorporated herein as Exhibit 10.3.

Exhibit Number	Description
10.1	Securities Purchase Agreement
10.2	Promissory Note
10.3	Agreement and Release
99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders to be held on Tuesday, April 15, 2025
99.2	Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Tuesday, April 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 4, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer